Exhibit 99.1
News Release
www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Receives Add-on Orders from Globalcom Data Services
Second phase of multi-phase broadband project in Lebanon

MONTREAL, September 29, 2004 - SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) today announced that it has received orders valued at approximately $2 million for its angel™ and airstar™ broadband fixed wireless access products from Globalcom Data Services Company (GDS), a wireless network access provider in Lebanon. This is the second series of orders in a multi-phase project that was initiated late last year. Deliveries are scheduled to commence immediately.

GDS will install several thousand angel CPE’s (Customer Premises Equipment) to deliver high-speed Internet access to residential and enterprise customers in and around the capital city of Beirut and in various other areas throughout the country. The angel and airstar networks will be seamlessly integrated into GDS’ MPLS IP backbone network by Lebanese system integrator DataConsult.

"The GDS project is a prime example of how the angel and airstar products enable operators to maximize their initial market coverage and then satisfy customer demand for advanced services when and wherever it may occur," said Claude Gigu§re, SR Telecom’s Senior Vice-President, Sales and Marketing. "We are delighted to participate in our customer’s successful rollout of such services and look forward to the ongoing development of our business relationship with both GDS and DataConsult."

About angel
angel is a premier next generation Broadband Fixed Wireless Access product that combines the most advanced multiplexing (OFDM), Transmission (Non Line of Sight-NLOS), and modulation (QAM) technologies to deliver carrier-class broadband data and voice services within significantly less radio frequency spectrum than other solutions. Additionally, angel's extensive network management capabilities optimize deployability and operability. Developed in close collaboration with a large service provider, angel boosts subscriber coverage to levels that can exceed 95% of a service provider’s target market area, and remains cost effective in even the smallest applications.

About airstar
With product availability at 3.5, 10.5, 26 and 28 GHz, the advanced and adaptive airstar platform addresses the needs of service providers and carriers who offer metropolitan broadband connectivity services to enterprises. airstar’s technology optimizes spectrum use through packet-based dynamic bandwidth allocation, enabling it to handle a wide variety of services and provide on-demand bandwidth quickly, reliably and economically. airstar is also used for cellular transmission infrastructure applications and has been deployed in Europe, Asia, Latin America, the Middle East and North America.

About GDS
Globalcom Data Services (GDS) is a Broadband Fixed Wireless Access (BFWA) operator, established in 1997 under a license from the Lebanese Ministry of Telecommunications. GDS is the largest data operator in Lebanon. Its network has national coverage and offers a complete range of services (ATM, Frame Relay, IP, IP-MPLS, X.25, Clear Channel). GDS operates the only Internet Exchange in Lebanon. In 2004, GDS launched a DSL-like wireless access service aiming at providing Broadband Internet to residential customers. More information on GDS can be found on its web site (www.globalcomdataservices.com).

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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About DataConsult
DataConsult is a Lebanese System Integrator of network solutions active in the Middle East region that provides the design, supply, implementation and support of converged data, voice and video networks. DataConsult’s engineering team delivers a total design of wireless and wired connectivity including routing, switching, security and quality of service. Wireless solutions from DataConsult are based on SR Telecom angel and airstar systems and are integrated for ISPs, Services Providers and private customers.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is one of the world's leading providers of Broadband Fixed Wireless Access (BFWA) technology, which links end-users to networks using wireless transmissions. For over two decades, the Company's products and solutions have been used by carriers and service providers to deliver advanced, robust and efficient telecommunications services to both urban and remote areas around the globe. SR Telecom's products have been deployed in over 120 countries, connecting nearly two million people.

The Company's unrivalled portfolio of BFWA products enables its growing customer base to offer carrier-class voice, broadband data and high-speed Internet services. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is an active member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM, ANGEL and AIRSTAR are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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